FOR IMMEDIATE RELEASE:

Afya Limited Announces Closing of the Acquisition of Além da Medicina

March 4, 2022 – Afya Limited, or Afya (Nasdaq: AFYA) in addition to the Press Release released by the Company on February 24, 2022, today announced the closing of its acquisition, through its wholly-owned subsidiary Afya Participações S.A., of 100% of the total share capital of Além da Medicina.

Além da Medicina is a medical content online platform for physicians and medical students that provides educational tools besides technical medical content that can assist them throughout their careers. Its robust content includes mentoring for residency, soft skills, finance, accounting, and investment basics for physicians.

Além da Medicina had more than 4.000 subscribers in 2021, with a general NPS of 77 and almost 100.000 followers on Instagram. The company expects R$12.7 million of gross revenue for 2022.

This business combination incorporates new capabilities to the content & technology for the medical education pillar and further strengthens Afya's digital ecosystem.

The aggregate purchase price (enterprise value) paid to sellers was R$16.0 million, which was 100% paid in cash. An earn-out of up to R$ 19.2 million can be paid related to revenue goals established for 2023 and 2024.

About Afya

Afya is a leading medical education group in Brazil based on number of medical school seats, delivering an end-to-end physician-centric ecosystem that serves and empowers students and physicians to transform their ambitions into rewarding lifelong experiences from the moment they join us as medical students through their medical residency preparation, graduation program, continuing medical education activities and offering digital products to help doctors enhance their healthcare services through their whole career.

Contact: Investor Relations: ir@afya.com.br